Exhibit 99.9

Infosys Technologies Limited,
Electronics City, Hosur Road,
Bangalore 560 100, India.
Tel. : 91-80-2852-0261
Fax : 91-80-2852-0362

April 13, 2004

Dear member,

You are cordially invited to attend the twenty third Annual General Meeting of the members on Saturday, June 12, 2004 at 3.00 p.m. at the J. N. Tata Auditorium, National Science Seminar Complex, Indian Institute of Science, Bangalore 560 012, India.

The notice for the meeting containing the proposed resolutions is enclosed herewith.

If you need special assistance at the Annual General Meeting because of a disability, please contact Mr. Charles Henry Hawkes,
Associate Vice President – Facilities and Head – Bangalore Development Center (Unit 2) Infosys Technologies Limited, Electronics City, Hosur Road, Bangalore – 560 100, India (Tel.: +91-80-2852-0261 Extn: 2250).

Very truly yours,

N. R. Narayana Murthy
Chairman and Chief Mentor

Encl.

Notice

Notice is hereby given that the twenty-third Annual General Meeting (“AGM”) of the members of Infosys Technologies Limited will be held on Saturday, June 12, 2004, at 3.00 p.m. at the J. N. Tata Auditorium, National Science Seminar Complex, Indian Institute of Science, Bangalore-560 012, India, to transact the following business:

Ordinary business

1.	To receive, consider and adopt the Balance Sheet as at March 31, 2004 and the Profit & Loss Account as per the Indian GAAP for the year ended on that date and the Report of the Directors and the Auditors thereon.

2.	To declare a final dividend and a special one-time dividend.

3.	To appoint a director in place of Mr. Deepak M. Satwalekar, who retires by rotation and, being eligible, offers himself for re-election.

4.	To appoint a director in place of Prof. Marti G. Subrahmanyam, who retires by rotation and, being eligible, offers himself for re-election.

5.	To appoint a director in place of Mr. S. Gopalakrishnan, who retires by rotation and, being eligible, offers himself for re-election.

6.	To appoint a director in place of Mr. S. D. Shibulal, who retires by rotation and, being eligible, offers himself for re-election.

7.	To appoint a director in place of Mr. T. V. Mohandas Pai, who retires by rotation and, being eligible, offers himself for re-election.

8.	To appoint auditors to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting and to fix their remuneration.

“RESOLVED that Bharat S Raut & Co., Chartered Accountants be and are hereby appointed as the auditors of the Company for the year ending March 31, 2005 at a fee to be determined by the Board of Directors in Consultation with the Auditors which fee may be paid on a progressive billing basis to be agreed between the Auditors and the Board of Directors or such employee of the Company as approved by the Board”.

Special business

9.	To consider and, if thought fit, to pass with or without modifications, as a SPECIAL RESOLUTION, the following:

Resolved that pursuant to the applicable provisions of the Securities and Exchange Board of India (Delisting of Securities) Guidelines 2003 (hereinafter referred to as the “Delisting Guidelines”) and subject to the provisions of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof for the time being in force), Securities Contracts (Regulation), Act, 1956 and the Rules framed there under, Listing Agreement, and all other applicable rules, regulations and guidelines and subject to the approval of stock exchanges where the shares of the Company are listed and any other appropriate authority, institutions or regulators as may be necessary and subject to such conditions and modifications, if any, as may be prescribed or imposed by any authority while granting such approvals, permissions and sanctions, which may be agreed to by the Board of Directors of the Company (hereinafter referred to as “the Board”, which term shall be deemed to include any Committee thereof for the time being exercising the powers conferred on the Board by this Resolution), the consent of the Company be and is hereby accorded to the Board to delist the equity shares of the Company from The Bangalore Stock Exchange Limited (BgSE) at such time as the Board may decide.

Resolved further that for the purpose of giving effect to this resolution, the Board or any Committee thereof be authorised on behalf of the Company to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary for such purpose and with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in this regard without requiring the Board to secure any further consent or approval of the members of the Company.

10.	To consider and, if thought fit, to pass with or without modifications, as a SPECIAL RESOLUTION, the following:

Resolved that pursuant to the provisions of Section 309 and other applicable provisions, if any, of the Companies Act, 1956, a sum not exceeding 0.5% per annum of the net profits of the Company calculated in accordance with the provisions of Sections 198, 349 and 350 of the Companies Act, 1956, be paid to and distributed amongst the Directors of the Company or some or any of them (other than the Managing Director and the Executive Directors) in such amounts or proportions and in such manner and in all respects as may be directed by the Board of Directors till March 31, 2008, and such payments shall be made out of the profits of the Company for each corresponding year.

11.	To consider and, if thought fit, to pass with or without modifications, as an ORDINARY RESOLUTION, the following:

Resolved that pursuant to the provisions of Sections 198, 269, 309, 310 and other applicable provisions, if any, read with Schedule XIII of the Companies Act, 1956, including any statutory modification(s) or re-enactment(s) thereof, for the time being in force, the Company hereby approves the revision in the terms of remuneration payable to Mr. S. Gopalakrishnan, Mr. T. V. Mohandas Pai, Mr. Srinath Batni, and Mr. S. D. Shibulal (hereinafter collectively referred to as Executive Directors) to the effect that the Executive Directors shall be paid with effect from July 01, 2003 till the expiry of their present term of office, remuneration by way of salary, perquisites etc., as detailed in the explanatory statement annexed to this notice.

12.	To consider and, if thought fit, to pass with or without modifications, as an ORDINARY RESOLUTION, the following:

Resolved that pursuant to the provisions of Sections 198, 269, 309, 310 and other applicable provisions, if any, read with Schedule XIII of the Companies Act, 1956, including any statutory modification(s) or re-enactment(s) thereof, for the time being in force, the Company hereby approves the revision in the terms of remuneration payable to Mr. N. R. Narayana Murthy, Mr. Nandan M. Nilekani, Mr. S. Gopalakrishnan, Mr. K. Dinesh, Mr. T. V. Mohandas Pai, Mr. Srinath Batni and Mr. S. D. Shibulal (hereinafter collectively referred to as Executive Directors) to the effect that the Executive Directors shall be paid with effect from April 01, 2004 till the expiry of their present term of office, remuneration by way of salary, perquisites, etc. as detailed in the explanatory statement annexed to this notice.

13.	To consider and, if thought fit, to pass with or without modifications, as an ORDINARY RESOLUTION, the following:

Resolved that in accordance with the provisions of Sections 198, 269, 309 and Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, the consent of the Company be and it is hereby accorded to the reappointment of Mr. S. Gopalakrishnan as Deputy Managing Director and Chief Operating Officer for a further period of five years with effect from October 17, 2004, on the terms and conditions as set out in the draft agreement to be executed by Mr. S. Gopalakrishnan, (including the remuneration to be paid in the event of loss or inadequacy of profits in any financial year during the aforesaid period), submitted to this meeting and for identification initialed by the Company Secretary, with liberty to the Board of Directors, to alter, vary, and modify the terms of the said reappointment/ remuneration including salary, performance bonus, allowances and perquisites in such a manner as may be agreed to between the Board of Directors and Mr. S. Gopalakrishnan within and in accordance with and subject to the limits prescribed in Schedule XIII to the Companies Act, 1956, or any amendment or any statutory modification thereto and conditions, if any, as may be stipulated by the Central Government and as may be agreed to accordingly between the Board of Directors and Mr. S. Gopalakrishnan.

Resolved further that notwithstanding anything herein above stated where in any financial year closing on and after March 31, 2005, the Company incurs a loss or its profits are inadequate, the Company shall pay Mr. S. Gopalakrishnan remuneration by way of salary, performance bonus and other allowances not exceeding a sum of Rs. 24,00,000 per annum or Rs. 2,00,000 per month and in addition thereto the perquisites not exceeding the limits specified under Para 2 of Section II, Part II of Schedule XIII to the Companies Act, 1956, or such other limits as may be prescribed by the Government from time to time as minimum remuneration.

14.	To consider and, if thought fit, to pass with or without modifications, as an ORDINARY RESOLUTION, the following:

Resolved that the Authorised Share Capital of the Company be and it is hereby increased from Rs. 50,00,00,000 (Rupees fifty crore only) divided into 10,00,00,000 (Ten crore only) equity shares of Rs. 5 each (Rupees five only) to Rs. 150,00,00,000 (Rupees One hundred and fifty crore only) divided into 30,00,00,000 (thirty crore only) equity shares of Rs. 5 each (Rupees five only), and consequently the existing Clause V of the Memorandum of Association of the company be and it is hereby altered by deleting the same and substituting in place and instead thereof, the following as new clause V.

” The Authorised Share Capital of the company is Rs. 150,00,00,000 (Rupees One hundred and fifty crore only) divided into 30,00,00,000 (thirty crore only) equity shares of Rs. 5 each (Rupees five only) with the power to increase and reduce the capital of the Company and to divide the shares in the capital for the time being into several classes and attach thereto respectively such preferential, deferred, qualified or special rights, privileges or conditions as may be determined by or in accordance with the Articles of Association of the Company for the time being and to vary, modify or abrogate any such rights, privileges or conditions in such manner as may be permitted by the Companies Act, 1956 or by the Articles of Association of the Company for the time being.”

15.	To consider and, if thought fit, to pass with or without modifications, as a SPECIAL RESOLUTION, the following:

Resolved that the Articles of Association of the Company be and it is hereby altered by deleting the existing Article 3 and substituting in place and instead thereof the following new Article 3.

“The Authorised Share Capital of the Company is Rs. 150,00,00,000 (Rupees One hundred and fifty crore only) divided into 30,00,00,000 (thirty crore only) equity shares of Rs. 5 each (Rupees five only) with powers to increase or reduce the same in accordance with the provisions of the Companies Act, 1956”.

16.	To consider and, if thought fit, to pass with or without modifications, as an ORDINARY RESOLUTION, the following:

Resolved that in accordance with the relevant provisions of the Articles of Association of the Company and recommendation of the Board of Directors, and subject to the guidelines issued by the Securities and Exchange Board of India and such approvals as may be required in this regard, consent of the members be and is hereby accorded to the Board of Directors of the Company (herein after referred to as the Board, which expression shall be deemed to include a Committee of Directors duly authorised in this behalf), for capitalization of such of the general reserves of the Company as may be considered necessary by the Board for the purpose of issue of bonus shares of Rs. 5/- each, credited as fully paid up shares to the holders of the existing equity shares of the Company whose names appear in the Register of Members on such date as may be fixed in this regard, in the proportion of three equity shares for every one existing equity share held by them.

Resolved further that consequent to the issue of bonus shares, herein before resolved, in accordance with the relevant provisions of the Articles of Association of the Company and subject to any registration statement to be filed with the Securities and Exchange Commission, USA and any other requirement under any law, consent of the shareholders be and is hereby accorded to the Board of Directors of the Company (hereinafter referred to as the Board, which expression shall be deemed to include a Committee of Directors duly authorised in this behalf), for the purpose of issue of stock dividend (Bonus), credited as fully paid up to the holders of the existing American Depository Shares of the Company whose names appear on such date as may be fixed in this regard, in the proportion of one American Depository Share for every one existing American Depositary Share held by them.

Resolved further that consequent to the issue of bonus shares and stock dividend in respect of the equity shares and American Depositary

Shares, the ratio of the equity shares to American Depositary Shares be in the proportion of one American Depositary Share for every one equity share.

Resolved further that no allotment letters shall be issued to the allottees of the bonus shares and that the certificate(s) in respect of bonus shares shall be completed and thereafter be dispatched to the allottees thereof within the period prescribed or that may be prescribed in this behalf, from time to time, except in respect of those allottees who opt for issue of shares in dematerialized form.

Resolved further that the issue and allotment of the said bonus shares to the extent they relate to Non-Resident Indians (NRIs), Persons of Indian Origin (PIO) / Overseas Corporate Bodies (OCBs) and other foreign investors of the Company will be subject to the approval of the Reserve Bank of India (RBI), as may be necessary.

Resolved that for the purposes of giving effect to the bonus issue of Equity Shares and American Depository Shares resolved hereinbefore, the issuance of Equity Shares and /or American Depository Shares or Instruments or Securities representing the same, the Board and other designated officers of the Company be and are hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may at its discretion deem necessary or desirable for such purpose, including without limitation, filing a registration statement, if any, and other documents with the Securities and Exchange Commission, USA and /or the Securities and Exchange Board of India, listing the additional Equity Shares and /or American Depository Shares on the Bangalore Stock Exchange, The Stock Exchange, Mumbai, National Stock Exchange of India and the NASDAQ National Market, as the case may be, amending, if necessary, the relevant sections of the Agreement entered into between the Company, Bankers Trust Company, New York (the Depository to the Company’s ADSs) and the American Depositary Receipt Holders (the Depositary Agreement) in connection with the Company’s ADS offering and listing on the NASDAQ and the entering into of any depositary arrangements in regard to any such bonus as it may in its absolute discretion deem fit.

Resolved further that the Board be and it is hereby authorised to take all other steps as may be necessary to give effect to the aforesaid resolution and determine all other terms and conditions of the issue of bonus shares as the Board may in its absolute discretion deem fit.

17.	To consider and, if thought fit, to pass with or without modifications, as an ORDINARY RESOLUTION, the following:

RESOLVED THAT, consent of the Company be and it is hereby accorded to the Trustees of the Infosys Technologies Employees Welfare Trust (the Trust) to form a new trust for the benefit and welfare of the employees and to transfer or in any other manner convey to such newly created trust, the equity shares which have been returned to the Trust or are remaining unutilized with the Trust, pursuant to the Company’s 1994 Employee Stock Offer Plan or to convey the proceeds from any sale of such equity shares to create the corpus for the trust so established.

RESOLVED FURTHER THAT, the Trustees of the Trust be and are hereby authorised to determine all other terms and conditions of the formation and operation of the new charitable trust.

Notes:

1.	An Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956 is annexed hereto.

2.	A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend the meeting and the proxy need not be a member of the Company. Under the Companies Act, 1956, voting is by show of hands unless a poll is demanded by a member or members present in person, or by proxy, holding at least one-tenth of the total shares entitled to vote on the resolution, or by those holding paid-up capital of at least Rs. 50,000. A proxy may not vote except on a poll.

3.	The instrument appointing the proxy should be deposited at the registered office of the Company not less than 48 hours before the commencement of the meeting.

4.	Members / proxies should bring duly filled Attendance Slips sent herewith for attending the meeting.

5.	The Register of Directors’ shareholding, maintained under Section 307 of the Companies Act,1956, will be available for inspection by the members at the AGM.

6.	The Register of Contracts, maintained under Section 301 of the Companies Act, 1956, will be available for inspection by the members at the registered office of the Company.

7.	The Register of Members and Share Transfer Books will remain closed from May 28, 2004 to June 01, 2004, both days inclusive. Subject to the approval of members in the AGM, the record date for bonus issue of shares is July 2, 2004.

8.	The certificate from the Auditors of the Company certifying that the Company’s 1998 Stock Option Plan and 1999 Stock Option Plan are being implemented in accordance with the SEBI (Employees Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999, as amended, and in accordance with the resolution of the members passed at the general meeting will be available for inspection by the members at the AGM.

9.	Subject to the provisions of Section 206 A of the Companies Act, 1956, dividend as recommended by the Board of Directors, if declared at the meeting, will be payable on or after June 12, 2004 to those members whose names appear on the Register of Members as on May 28, 2004.

10.	Members whose shareholding are in the electronic mode are requested to direct change of address notifications and updations of savings bank account details to their respective Depositary Participants.

11.	Members are requested to address all correspondences, including dividend matters, to the Registrar and Share Transfer Agents –Karvy Computershare Pvt. Limited, T. K. N. Complex, No. 51/2, Vanivilas Road, Opp. National College, Basavanagudi, Bangalore-560 004, India.

12.	Members wishing to claim dividends of the previous years, which remain unclaimed, are requested to correspond with Mr. V. Balakrishnan, Company Secretary and Senior Vice President – Finance, at the Company’s registered office. Members are requested to note that dividends not encashed or claimed within seven years from the date of transfer to the Company’s Unpaid Dividend Account, will, as per Section 205A of the Companies Act, 1956, be transferred to the Investor Education and Protection Fund. Members are encouraged to utilize the Electronic Clearing System (ECS) for receiving dividends.

Explanatory statement under Section 173(2) of the Companies Act, 1956.

Item 9

The shares of the Company are presently listed on the National Stock Exchange of India (NSE), The Stock Exchange, Mumbai (BSE), The Bangalore Stock Exchange Limited (BgSE) and on the NASDAQ National Markets in the United States.

The shares of the Company are not presently traded on Bangalore Stock Exchange and the entire trading of the Company’s shares is done only at NSE and BSE. These exchanges have nation-wide trading terminals and therefore provide full liquidity to the investors. In view of this, the Delisting of Company’s shares from BgSE will not have any adverse impact on the investors.

Recently, SEBI has issued a circular doing away with the concept of a regional stock exchange. Also SEBI has permitted companies to delist their shares from any stock exchange in accordance with the SEBI Delisting of Securities Guidelines-2003. In accordance with these guidelines, the Board of directors of the Company have proposed to delist the shares of the Company from the Bangalore Stock Exchange. The shares of the Company would continue to be listed on the National Stock Exchange and The Stock Exchange, Mumbai.

In line with SEBI Regulations, the approval of the members by way of a special resolution is required for enabling voluntary delisting of its securities from a stock exchange. Accordingly, the approval of the shareholders is solicited.

None of the directors of the Company is in any way concerned or interested in the resolution. The Board recommends the resolution set forth in Item 9 for approval of shareholders.

Item 10

Section 309 of the Companies Act, 1956 provides that a director who is neither in the whole-time employment of the Company nor a managing director may be paid remuneration by way of commission, if the Company by special resolution, authorises such payment.

The proposed resolution would allow the Company to make payment by way of commission to the non-executive directors till the period ending March 31, 2008 in accordance with Section 309. All the directors other than Managing / Executive Directors of the Company are deemed to be interested in the resolution to the extent of the commission payable to them in accordance with the proposed resolution.

The Board recommends the resolution set forth in Item 10 for approval of shareholders.

Item 11

The board of directors at their meeting held on October 08, 1999 appointed Mr. S. Gopalakrishnan as Deputy Managing Director of the Company for a period of five years. The members of the company at their meeting held on May 27, 2000 approved the appointment of Mr. S. Gopalakrishnan as the Deputy Managing Director on the terms and conditions as was set forth in the explanatory statement to the notice convening the nineteenth annual general meeting.

Also, the board of directors at their meeting held on May 27, 2000 co-opted Mr. T. V. Mohandas Pai and Mr. Srinath Batni as additional directors of the Company. The members of the Company at their meeting held on June 02, 2001 approved the appointment of Mr. T. V. Mohandas Pai and Mr. Srinath Batni as whole time directors on the terms and conditions as was set forth in the explanatory statement to the notice convening the twentieth annual general meeting.

All the Executive Board Members and Officers of the Company are covered by the Company Performance Linked Incentive Policy, except for Mr. S. Gopalakrishnan, Mr. T. V. Mohandas Pai and Mr. Srinath Batni. Accordingly, the Board of directors of the Company at their meeting held on July 10, 2003 decided to revise the remuneration payable to Mr. S. Gopalakrishnan, Mr. T. V. Mohandas Pai and Mr. Srinath Batni with effect from July 01, 2003 to include the component of Company Performance Linked Incentive (in line with other Executive Board Members and officers of the Company) in the salary structure of these directors.

The data on shares traded in each of these exchanges in the last three years is given below:

	BSE		NSE		BgSE
		% of volume traded		% of volume traded		% of volume traded
		to average		to average		to average
Year	Volumes	outstanding shares	Volumes	outstanding shares	Volumes	outstanding shares
2004	7,08,94,274	116	17,84,18,870	291	NT	NT
2003	7,60,49,283	119	16,48,56,642	257	NT	NT
2002	9,20,04,057	144	15,30,66,877	239	21,440	0.03

NT – Not traded

Accordingly, the service agreement dated June 02, 2000 executed between Company and Mr. S. Gopalakrishnan was partially amended to include the following as Clause 2(h):

“Mr. S. Gopalakrishnan shall be eligible for a Company PerformanceLinked Incentive, payable quarterly or at such other intervals as may be decided by the Board”.

Also, the service agreements dated May 27, 2000 executed between Company and Mr. T. V. Mohandas Pai and Mr. Srinath Batni was partially amended to include the following as Clause 2(i):

“Mr. T. V. Mohandas Pai shall be eligible for a Company PerformanceLinked Incentive, payable quarterly or at such other intervals as may be decided by the Board”.

“Mr. Srinath Batni shall be eligible for a Company Performance Linked Incentive, payable quarterly or at such other intervals as may be decided by the Board”.

Subject to the above change, all other terms and conditions of appointment of Mr. S. Gopalakrishnan, as was set forth in the explanatory statement to the notice convening the nineteenth annual general meeting and approved by the members on May 27, 2000 and all other terms and conditions of appointment of Mr. T. V. Mohandas Pai and Mr. Srinath Batni as was set forth in the explanatory statement to the notice convening the twentieth annual general meeting and approved by the Members on June 02, 2001 respectively, remains unchanged.

Also, the members of the Company at their meeting held on June 08, 2002 approved the appointment of Mr. S. D. Shibulal as a whole time director on the terms and conditions as was set forth in the explanatory statement to the notice convening the twenty first annual general meeting. As per the original terms of appointment as approved by the members, Mr. S. D. Shibulal was to be based at United States from April 14, 2002, and was to be paid a base salary of US $ 20,833 per month in the scale of US $ 16,667 – US $ 29,167 per month. Owing to company’s business requirements, Mr. S. D. Shibulal is required to spend considerable amount of time in India also, even though he is posted to the US. Hence, the Board at its meeting held on July 10, 2003 decided to reduce the salary and consequently the lower range of the base salary payable to Mr. S. D. Shibulal.

Accordingly, Clause 2(ii)(a) and Clause 2(ii)(b) of the service agreement dated June 08, 2002 executed between Company and Mr. S. D. Shibulal was partially amended and replaced with the following:

Clause 2 (ii) (a)

July 01, 2003 to January 09, 2007

US $11,667 p.m.	In the scale of US $8,000 –US $29,167 p.m.

Clause 2 (ii) (b)

Mr. S. D. Shibulal shall be entitled to performance bonus based on his performance or based on his value addition to the Company up to a maximum of US $ 40,000 per annum or up to 150% of salary, payable quarterly or at other intervals as may be decided by the Board.

Subject to the above change, all other terms and conditions of appointment as was set forth in the explanatory statement to the notice convening the twenty-first annual general meeting and approved by the members on June 08, 2002 remains unchanged.

The copies of relevant resolutions of the Board /Company in respect of the remuneration of the above-mentioned directors are available for inspection by the members at the registered office of the Company during working hours on any working day till the date of this Annual General Meeting.

An abstract of the variation in the terms of appointment of the above-mentioned directors dated July 10, 2003 was circulated to the members in compliance with Section 302 of the Companies Act, 1956.

None of the directors, other than Mr. S. Gopalakrishnan, Mr. T. V. Mohandas Pai, Mr. Srinath Batni and Mr. S. D. Shibulal is concerned or interested in this resolution.

The Board recommends the resolution set forth in Item 11 for approval of shareholders.

Item 12

The Company has moved into a variable compensation structure for all its employees. The variable compensation is payable on the Company achieving certain financial parameters and also based on individual performance. The Company has decided to align the compensation structure of the Executive Directors in line with that applicable to all the other employees in the organization. To this end, the Compensation Committee on May 01, 2004 revised the remuneration payable to the Executive Directors, as follows:

1. Salary per month

Director	Salary per month	Scale
N. R. Narayana Murthy	Rs. 99,370	Rs. 90,000 – 3,00,000
Nandan M. Nilekani	Rs. 99,370	Rs. 90,000 – 3,00,000
Mr. S. Gopalakrishnan	Rs. 99,370	Rs. 90,000 – 3,00,000
Mr. K. Dinesh	Rs. 99,370	Rs. 90,000 – 3,00,000
Mr. T. V. Mohandas Pai	Rs. 1,43,900	Rs. 90,000 – 3,00,000
Mr. Srinath Batni	Rs. 1,29,750	Rs. 90,000 – 3,00,000
Mr. S. D. Shibulal	USD 15,830	USD 10,000 – 50,000

2. Bonus

Mr. N. R. Narayana Murthy, Mr. Nandan M. Nilekani, Mr. S. Gopalakrishnan, Mr. K. Dinesh, Mr. T. V. Mohandas Pai and Mr. Srinath Batni shall be entitled to bonus up to a maximum of 20% of salary, payable quarterly or at other intervals as may be decided by the Board.

3. Company linked performance incentive

Mr. N. R. Narayana Murthy, Mr. Nandan M. Nilekani, Mr. S. Gopalakrishnan, Mr. K. Dinesh, Mr. S.D. Shibulal, Mr. T. V. Mohandas Pai and Mr. Srinath Batni shall be entitled to Company linked performance incentive, payable quarterly or at other intervals as may be decided by the Board.

4. Individual linked performance incentive

Mr. N.R. Narayana Murthy, Mr. Nandan M. Nilekani, Mr. S. Gopalakrishnan, Mr. K. Dinesh, Mr. T. V. Mohandas Pai and Mr. Srinath Batni shall be entitled to Individual linked performance Incentive, up to a maximum of 60% of the fixed gross salary, payable quarterly or at other intervals as may be decided by the Board.

Mr. S. D. Shibulal shall be eligible to Individual linked performance incentive, up to a maximum of 150% of salary, payable quarterly or at other intervals as may be decided by the Board.

5. Perquisites and allowances

Mr. N. R. Narayana Murthy, Mr. Nandan M. Nilekani, Mr. S. Gopalakrishnan, Mr. K. Dinesh, Mr. T. V. Mohandas Pai and Mr. Srinath Batni shall be entitled to the following perquisites and allowances:

i.	Housing: Furnished / unfurnished residential accommodation or house rent allowance up to 10% of salary in lieu thereof. The expenditure incurred by the Company on gas, electricity, water and furnishings shall be valued as per Income Tax Rules 1962.

ii.	Medical Reimbursement / allowance: Reimbursement of actual expenses for self and family and /or allowance will be paid as decided by the board from time to time.

iii.	Leave travel concession / allowance: For self and family once in a year, as decided by the Board from time to time.

iv.	Club fees: Fees payable subject to a maximum of two clubs.

v.	Provision for driver / driver’s salary allowance: As per the rules of the Company.

vi.	Personal accident insurance: as per the rules of the Company.

Other benefits

a)	Earned / Privilege leave: as per the rules of the Company.

b)	Company’s contribution to provident fund and super-annuation fund: As per the rules of the Company.

c)	Gratuity: As per the rules of the Company.

d)	Encashment of leave: As per the rules of the Company.

e)	Company car and telephone: Use of the Company’s car and telephone at residence for official purposes, as per the rules of the Company.

Mr. S. D. Shibulal will be entitled to the following perquisites and allowances:

(i)	Mr. S. D. Shibulal shall be covered under any health-care, income protection and retirement plans offered by Infosys to all its US-based employees:

(ii)	Health care benefits: The Company will incur expenditure as per the rules of the Company for insuring Mr. S. D. Shibulal and his dependent family for medical and dental care, vision care, and offers him a life insurance and Accidental Death and Dismemberment (AD&D) insurance.

(iii)	Disability insurance: The Company will incur expenditure as per the rules of the Company, for covering Mr. S. D. Shibulal under the income protection plan that provides short-term and long-term disability insurance in case of any situation that disables him from attending regular duties (and earning full wages) for a continuous period exceeding one week.

(iv)	401(k) plan: Mr. S. D. Shibulal shall be eligible to participate in any tax-deferred retirement benefit up to a maximum amount as per the rules of the Company.

(v)	Conveyance: Mr. S. D. Shibulal shall be entitled to a fully insured Company leased car and operational expenses thereof to discharge his official responsibilities, as per the rules of the Company.

(vi)	Telephone: Use of the Company’s telephone at residence for official purposes, as per the rules of the Company.

(vii)	Earned/privilege leave: As per the rules of the Company.

(viii)	Encashment of leave: As per the rules of the Company.

The aggregate of the salary, performance bonus, company linked performance incentive, individual performance incentive, perquisites and allowances and other benefits taken together in respect of Mr. N. R. Narayana Murthy, Mr. Nandan M. Nilekani, Mr. S. Gopalakrishnan, Mr. K. Dinesh, Mr. T. V. Mohandas Pai, Mr. Srinath Batni and Mr. S.D. Shibulal, shall always be subject to the overall ceilings laid down in Sections 198 and 309 of the Companies Act, 1956.

Minimum remuneration

Where in any financial year during the currency of tenure of Mr. N. R. Narayana Murthy, Mr. Nandan M. Nilekani, Mr. S. Gopalakrishnan, Mr. K. Dinesh, Mr. T. V. Mohandas Pai, Mr. Srinath Batni and Mr. S.D. Shibulal the Company incurs a loss or its profits are inadequate, the company may pay remuneration by way of salary, performance bonus, company linked performance incentive, individual linked performance incentive, perquisites and allowances not exceeding Rs. 24,00,000/- per annum or Rs. 2,00,000 per month, and in addition the perquisites not exceeding the limits specified under Para 2 of Section II, Part II of Schedule XIII to the Companies Act, 1956 or such other limits as may be prescribed by the government from time to time as minimum remuneration.

Memorandum of interest

No director except Mr. N. R. Narayana Murthy, Mr. Nandan M. Nilekani, Mr. S. Gopalakrishnan, Mr. K. Dinesh, Mr. T. V. Mohandas Pai, Mr. Srinath Batni and Mr. S. D. Shibulal is deemed to be interested or concerned in the remuneration payable to them as Executive Directors.

The terms payment of remuneration to Mr. N. R. Narayana Murthy, Mr. Nandan M. Nilekani, Mr. S. Gopalakrishnan, Mr. K. Dinesh, Mr. T. V. Mohandas Pai, Mr. Srinath Batni and Mr. S. D. Shibulal as stated in this notice, may be treated as the abstract under Section 302 of the Companies Act, 1956.

The copies of relevant resolutions of the Board in respect of the remuneration of the above-mentioned directors are available for inspection by the members at the registered office of the company during working hours on any working day till the date of this Annual General Meeting.

The Board accordingly recommends the resolution set forth in Item 12 for approval of shareholders.

Item 13

Mr. S. Gopalakrishnan was appointed as the Deputy Managing Director of the Company for a period of five years, which is to expire on October 17, 2004. As a part of the initiative to create an enduring leadership for the Company, the Board of Directors of the Company at their meeting held on April 13, 2004, resolved to re-appoint Mr. S. Gopalakrishnan as the Deputy Managing Director of the Company for a further period of five years commencing from October 18, 2004.

The appointment is subject to the approval of members. The terms and conditions of his appointment are as follows:

1.	Period of appointment: Five years beginning October 18, 2004 and ending on October 17, 2009.

2.	Details of remuneration: Mr. S. Gopalakrishnan shall be paid remuneration as detailed in the Explanatory Statement to Item No. 12.

3.	The agreement may be terminated by either party by giving six months notice in writing of such termination.

4.	If, at any time, Mr. S. Gopalakrishnan ceases to be a Director of the Company for any cause whatsoever, he shall cease to be the Deputy Managing Director and the agreement shall forthwith be terminated.

5.	Mr. S. Gopalakrishnan shall perform such duties as shall from time to time be entrusted to him subject to the superintendence and control of the Board of Directors and he shall perform such other duties as shall from time to time be entrusted to him by the Board of Directors and/or the Chairman and the Chief Executive Officer.

No director except Mr. S. Gopalakrishnan is deemed to be interested or concerned in his reappointment and remuneration payable to him as a Deputy Managing Director.

The Board accordingly recommends the resolution set forth in Item 13 for approval of shareholders.

Item 14 and 15

In view of the proposal contained in this notice to issue bonus shares, it is necessary to increase the Authorised Share Capital of the Company. Accordingly, the resolution at Item 14, seeks to increase the Authorised Share Capital and amend the capital clause contained in the Company’s Memorandum of Association. Likewise, the resolution at Item 15 seeks to amend the capital clause in the Company’s Articles of Association.

A copy of the Company’s Memorandum and Articles of Association is open for inspection during the business hours on any working day at the registered office of the Company.

None of the directors of the Company is in any way concerned or interested in the resolution, except to the extent of the shareholding held by them. The Board recommends the resolutions set forth in Item 14 and 15 for approval of shareholders.

Item 16

The Board of Directors at their meeting held on April 13, 2004, recommended an issue of bonus shares in the proportion of three shares for every one equity share held by the members on a date to be fixed by the Board, by capitalizing a part of the general reserve account. As a resultant development, the Board has also recommended stock dividend of one American Depository Share for every one existing American Depositary Share held by the holders of the American Depositary Shares as on a date to be fixed by the Board, and also a change in the ADS to Equity share proportion from the existing two ADS for every one equity share to one ADS to every one equity share.

Under the Articles of Association of the Company and the guidelines framed by SEBI for issue of bonus shares, it is necessary for the members to approve the issue of bonus shares.

In view of the proposal contained in Item 16 of this Notice, it is necessary to authorise the Board of Directors of the Company to complete all the regulatory formalities that may be prescribed by the Securities and Exchange Commission, USA, Securities and Exchange Board of India, the Stock Exchanges on which the Company’s securities are listed and any other regulatory authority including without limitation, the filing of any registration statement and /or other filings, with the Securities and Exchange Commission, USA in connection with the bonus issue and if necessary, the amendment of the Depositary Agreement and /or entering into any new Depositary Agreement.

Accordingly, the resolution at Item 16 seeks the approval of the members to issue bonus shares on the terms and conditions set out in the resolution. The Board recommends the resolutions set forth in Item 16 for approval of shareholders. The following Directors to the extent of their shareholdings may be treated as “interested in the resolution”.

1.	Mr. N. R. Narayana Murthy

2.	Mr. Nandan M. Nilekani

3.	Mr. S. Gopalakrishnan

4.	Mr. K. Dinesh

5.	Mr. T. V. Mohandas Pai

6.	Mr. S. D. Shibulal

7.	Mr. Srinath Batni

8.	Prof. Marti G. Subrahmanyam

9.	Mr. Deepak M. Satwalekar

Item 17

In the Company’s thirteenth Annual General Meeting, the members had consented to the issuance of 7,50,000 warrants to the Infosys Technologies Limited Employees Welfare Trust (the Trust), for the benefit of the employees, by creating a stock option plan viz., the 1994 Employees Stock Offer Plan. The Trust has successfully completed the administration of the 1994 Stock Offer Plan, which expires in September 2004. As of date, the Trust has in its ownership, 3,53,400 shares which have been returned to the Trust or are remaining unutilized with the Trust, pursuant to the 1994 Employee Stock Offer Plan. In addition, any shares forfeited under the 1994 Employee Stock Offer Plan after the date hereof will also be returned to the Trust. These shares have been irrevocably granted to the Trust and are to be used for the benefit and welfare of the employees. It is now proposed that the Trust form a new Trust, which would undertake welfare activities for the benefit of the employees and will use as the corpus for such activities, the shares remaining in the ownership of the Trust or any proceeds arising from the shares remaining as aforesaid. The Company recommends the proposal and the resolution for enabling the same.

Additional information on directors recommended for appointment or seeking election at the annual general meeting

The following is the biographical data of the directors seeking reelection or recommended for appointment as a director:

Mr. Deepak M. Satwalekar
(Lead Independent Director)

Mr. Deepak M. Satwalekar is the Managing Director and CEO of HDFC Standard Life Insurance Co. Ltd. since 2000. Before that, he was the Managing Director of Housing Development Finance Corporation (HDFC) since 1993. He has been a consultant to the World Bank, the Asian Development Bank, The United States Agency for International Development (USAID) and the United Nations Centre for Human Settlements (HABITAT). He is a member of the Insurance Committee of the Confederation of Indian Industries (CII) and is also a Director on the boards of several other companies. Mr. Deepak M. Satwalekar obtained a Bachelors Degree in Technology from the Indian Institute of Technology, Bombay and a Masters Degree in Business Administration from The American University, Washington DC.

Prof. Marti G. Subrahmanyam
(Independent Director)

Prof. Marti G. Subrahmanyam is the Charles E. Merrill Professor of Finance and Economics in the Stern School of Business at New York University. He holds degrees from the Indian Institute of Technology, Madras, the Indian Institute of Management, Ahmedabad and the Massachusetts Institute of Technology. Professor Subrahmanyam has published numerous articles and books in the areas of corporate finance, capital markets and international finance. He has been a visiting professor at leading academic institutions around the world including, most recently, Cambridge University in the UK, INSEAD in France, University of Melbourne and Monash University in Australia, LUISS in Italy and Singapore Management University in Singapore.

Professor Subrahmanyam currently serves on the editorial boards of many academic journals and is the co-editor of the Review of Derivatives Research. He has won many teaching awards including New York University’s Distinguished Teaching Medal.

He has served as a consultant to several corporations, industrial groups, and financial institutions around the world, such as Merrill Lynch and State Street Bank. He also sits on the boards of several companies, including ICICI Bank, the Murugappa Group, Nexgen Financial Holdings and Nomura Asset Management, and has served as an advisor to international and government organizations, including the Securities and Exchange Board of India.

Mr. S. Gopalakrishnan
(COO and Deputy Managing Director)

Mr. S. Gopalakrishnan (Kris) is a co-founder of Infosys and has served as one of the Director’s since 1981 to 1987, and since October 1994. Kris is currently the Chief Operating Officer, Head-Customer Service and Technology and Deputy Managing Director. From 1999 to 2002, he has served as the Deputy Managing Director and Head-Client Delivery and Technology. From 1996 to 1999, he served as our Head-Customer Service and Technology. Between 1994 and 1996, he was Head-Technical Support Services. Kris received a M.Sc. in Physics and an M.Tech. in Computer Science from IIT, Chennai. Kris is the chairperson of Infosys Consulting, Inc, our wholly owned subsidiary.

Mr. S. D. Shibulal
(Director and Head – World-wide Customer Delivery)

Mr. S. D. Shibulal is one of the co-founders and served as on of the Directors from 1984 to 1991, and since 1997. Mr. Shibulal also serves as a Director of Progeon Limited, our majority owned subsidiary, and Infosys Consulting, Inc, the wholly owned subsidiary. He is currently our Head-Customer Delivery. From 1998-1999, he was the Head –Manufacturing, Distribution and Year 2000 Business Unit, as well as Head – Internet and Intranet Business Unit. Shibulal received a Masters’ degree in Physics from the University of Kerala and a Masters in Computer Science from the Boston University.

Mr. T. V. Mohandas Pai
(Director, Chief Financial Officer and Head – Finance & Administration)

Mr. T.V. Mohandas Pai is the Director, Chief Financial Officer and Head-Finance & Administration of Infosys. Having joined Infosys in 1994, he was a member of the Internal Committee, which formulated and instituted the guidelines for the First Employee Stock Option Plan in India. He is one of the key members of the core team responsible for producing Infosys’ Annual Report (which has won the Best Annual Report Award for the eight successive years from the Institute of Chartered Accountants of India). He was part of the Infosys team, which enabled the listing of the company on the NASDAQ in March 1999, the first listing of an Indian Company on an American stock exchange, and which enabled the Sponsoring of Secondary American Depository Shares in July 2003. He is the Chairperson of Progeon Limited, the majority owned subsidiary and is a member of the board of Infosys Technologies (Shanghai) Company Limited, the wholly owned subsidiary. He was in practice as a Chartered Accountant before joining a financial services company in 1988 as the Executive Director. He has presented at various national and international seminars on capital markets, financial services, accounting standards, information technology, etc. He is a member of the Accounting Standard Committee set up by SEBI. He has a Bachelor's degree in Commerce from St. Joseph’s College of Commerce, Bangalore, LL.B degree from Bangalore University and is a Fellow Chartered Accountant.

the company on the NASDAQ in March 1999, the first listing of an Indian Company on an American stock exchange and which enabled the Sponsoring of Secondary Amercian Depository Shares in July 2003. He was in practice as a Chartered Accountant before joining a financial services company in 1988 as the Executive Director. Mohan has presented at various national and international seminars on capital markets, financial services, accounting standards, information technology, etc. He is a member of the Accounting Standard Committee set up by SEBI. He has a Bachelor’s degree in Commerce from St. Joseph’s College of Commerce, Bangalore, LL.b degree from Bangalore University and is a Fellow Chartered Accountant. Mr. Mohandas Pai is the Chairperson of Progeon Limited, the majority owned subsidiary and is the member of the board of Infosys Technologies (Shanghai) Company Limited, the wholly owned subsidiary.

Attendance record of the directors seeking re-election or recommended for appointment:

	Number of	Number of
	meetings	meetings
Directors	held	attended
Mr. Deepak M. Satwalekar	6	5
Prof. Marti G. Subrahmanyam	6	5
Mr. S. Gopalakrishnan	6	5
Mr. S. D. Shibulal	6	6
Mr. T. V. Mohandas Pai	6	6

Summary of directorships and board committee memberships of each director of the company as of March 31, 2004:

Additional information and practice not required under the Companies Act

Infosys’ management acknowledges the fact that not all shareholders attend the AGM and even though a proposal may have received the assent of the requisite majority of members present at the general meeting, the overall shareholder response to any proposal is not captured or known. Recently, the Department of Company Affairs has come out with rules for Postal Ballot, which requires that certain items of business requiring shareholder consent necessarily need to be voted on through a postal ballot. In addition, Section 192A of the Companies Act, 1956 provides companies to present other items of business not covered in the rules to be voted on through a postal ballot. Regardless of the status and applicability of the rules on Postal Ballot, the management of Infosys believes that determining and disclosing the overall shareholder response to the proposals placed before the shareholders in a general meeting is a valuable corporate governance practice. To this end, the company introduced on an experimental basis a non-mandatory ballot as an informal option for all shareholders only to assess the general view of the absentee shareholders on the resolutions set out in the notice. These ballots can be used by shareholders to send in their voting preference to the resolutions outlined in this notice. These ballots can be sent to the company by executing the accompanying non-mandatory ballot form and dispatching it in the pre-paid postal envelope enclosed with this notice to Mr. Parameshwar Hegde, Practicing Company Secretary, Karvy Computershare Private Limited, Unit : Infosys Technologies Limited, T. K. N. Complex, No. 51/2, Vanivilas Road, Opp. National College, Basavanagudi, Bangalore-560 004, India.

	Directorships held as on March 31, 2004		Committee	Chairmanship in
	India	All companies	membership in	committees in which
Name	listed companies*	around the world**	all companies***	they are members***
		(listed & unlisted)
Mr. N. R. Narayana Murthy	–	7	–	–
Mr. Nandan M. Nilekani	–	1	–	–
Mr. S. Gopalakrishnan	–	3	–	–
Mr. K. Dinesh	–	2	–	–
Mr. S. D. Shibulal	–	3	–	–
Mr. T. V. Mohandas Pai	–	3	2	–
Mr. Srinath Batni	–	3	–	–
Mr. Deepak M. Satwalekar	5	10	8	2
Prof. Marti G. Subrahmanyam	1	8	5	2
Mr. Philip Yeo	–	15	2	–
Mr. Sridar A. Iyengar	–	2	2	–
Dr. Omkar Goswami	3	6	7	1
Sen. Larry Pressler	–	5	3	–
Ms. Rama Bijapurkar	4	7	5	2
Mr. Claude Smadja	–	3	2	1

*	Excluding Infosys

**	Directorships in all companies around the world including Infosys

***	Includes Audit Committee, Compensation (Remuneration) Committee, Nominations Committee and Investor Grievance Committee.

Please note that the non-mandatory ballot is not in substitution of or in addition to your right as a member to vote at the meeting and is not a substitute for the AGM or an alternate method to exercise your voting rights. The non-mandatory ballot will not have the force of a legally binding vote and will not be construed as a vote at the AGM. For you to validly exercise your vote, you will have to be present in person or by a valid proxy.

Please note that regardless of your executing the non-mandatory ballot, you are as a member entitled to attend and vote at the AGM and are entitled to appoint a proxy to attend the AGM. To clarify, the result of the informal postal ballot will not impact the votes cast at the AGM. The Company has appointed Mr. Parameshwar Hegde, Practicing Company Secretary, who in the opinion of the Board, is a duly qualified person, as the Scrutinizer for the non-mandatory ballot. The Scrutinizer will collate all non-mandatory ballots received by the Registrar up to 48 hours prior to the AGM and disclose these results at the AGM proceedings.

Non-mandatory ballot form for the twenty third Annual General Meeting of
Infosys Technologies Limited

Registered Office: Electronics city, Hosur road, Bangalore – 560 100, India.

Name

Regd. Folio No./Client ID

No. of shares held

This ballot is not a substitute for the voting at the AGM. This ballot will not be construed as an instrument to vote or as a proxy. You are required to attend the meeting in person or by validly appointed proxy to vote at the AGM.

Vote
Item	Resolution Summary	[Tick ( ✓ )1 choice only]
		For	Against	Abstain

1.	To receive, consider and adopt the balance sheet as at March 31, 2004 and the profit & loss account for as per the Indian GAAP for the year ended on that date and the report of the directors and the auditors thereon.	☐	☐	☐

2.	To declare a final dividend and a special one-time dividend.	☐	☐	☐

3.	To appoint a director in place of Mr. Deepak M. Satwalekar who retires by rotation and being eligible, offers himself for re-election.	☐	☐	☐

4.	To appoint a director in place of Prof. Marti G. Subrahmanyam who retires by rotation and being eligible, offers himself for re-election.	☐	☐	☐

5.	To appoint a director in place of Mr. S. Gopalakrishnan who retires by rotation and being eligible, offers himself for re-election.	☐	☐	☐

6.	To appoint a director in place of Mr. S. D. Shibulal who retires by rotation and being eligible, offers himself for re-election.	☐	☐	☐

7.	To appoint a director in place of Mr. T. V. Mohandas Pai who retires by rotation and being eligible, offers himself for re-election.	☐	☐	☐

8.	To appoint Auditors to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to fix their remuneration.	☐	☐	☐

9.	To delist the equity shares of the company from Bangalore Stock Exchange.	☐	☐	☐

10.	To approve payment of remuneration in the form of commission to non-executive directors.	☐	☐	☐

11.	To approve revision of remuneration payable to Mr. S. Gopalakrishnan, Mr. T. V. Mohandas Pai, Mr. Srinath Batni and Mr. S. D. Shibulal.	☐	☐	☐

12.	To approve revision of remuneration payable to Mr. N.R.Narayana Murthy, Mr. Nandan M. Nilekani, Mr. S. Gopalakrishnan, Mr. K. Dinesh, Mr. T. V. Mohandas Pai, Mr. Srinath Batni and Mr. S. D. Shibulal.	☐	☐	☐

13.	To approve the reappointment of Mr. S. Gopalakrishnan as Deputy Managing Director of the company.	☐	☐	☐

14.	To amend the Capital Clause in the Memorandum of Association to increase the Authorised Capital of the Company.	☐	☐	☐

15.	To amend the Capital Clause in the Articles of Association to increase the Authorised Capital of the Company.	☐	☐	☐

16.	To issue bonus shares.	☐	☐	☐

17.	To form a new Trust for the welfare of the employees.	☐	☐	☐

Date:

Place:	Signature